Mail Stop 3720

June 12, 2007

Mr. Michael D. Weaver
President and Chief Executive Officer
Otelco Inc.
505 Third Avenue East
Oneonta, AL 35121

> **RE: Otelco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 001-32362**

Dear Mr. Weaver:

We have reviewed your supplemental response letter dated June 5, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 29, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

8. Long-Term Debt, page 53

1.   We note your response to comment 2 and we also note that in the current S-3 you are registering additional notes under the same indenture as the previously issued notes. Also we note your statement on page 6 of the S-3 that the subsidiaries that are not guarantors account for approximately 20.8% of your total revenues for the year ended December 31, 2006. In view of the above please amend your 2006 Form 10-K and the 3/31/07 Form 10-Q to comply with all the disclosures required by Rule 3-10 of Regulation S-X.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions

Sincerely,

Larry Spirgel
Assistant Director